------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

          Information to be included in statements filed pursuant to
                  Rule 13d-1(a) and amendments thereto filed
                           pursuant to Rule 13d-2(a)

                               (Amendment No. 2)
                           ------------------------

                              PROXIM CORPORATION
                   (Formerly Western Multiplex Corporation)
                               (Name of Issuer)
                           ------------------------

                     Class A Common Stock, $0.01 par value
                        (Title of Class of Securities)
                           ------------------------

                                   744283102
                                (CUSIP Number)
                           ------------------------

                              Jeffrey M. Hendren
                         Ripplewood Investments L.L.C.
                             One Rockefeller Plaza
                           New York, New York 10020
                                (212) 582-6700

                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                           ------------------------


                                 June 16, 2002

            (Date of Event which Requires Filing of this Statement)
------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 13 Pages

CUSIP No. 744283102

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ripplewood Partners, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         30,992,552

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         30,992,522

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,992,552*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     1,097,534*                                                       [x]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
________________________________________________________________________________

* Ripplewood Partners, L.P. expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by Ripplewood Co-Investment Fund I, L.L.C.

                              Page 2 of 13 Pages

CUSIP No. 744283102

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ripplewood Co-Investment Fund I, L.L.C.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,097,534

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,097,534

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,097,534*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     30,992,522*                                                        [x]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO
________________________________________________________________________________


* Ripplewood Co-Investment Fund I, L.L.C. expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by Ripplewood Partners, L.P.

                              Page 3 of 13 Pages

CUSIP No. 744283102

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ripplewood Investments L.L.C.
     (formerly known as Ripplewood Holdings L.L.C.)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         32,090,056

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         32,090,056

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,090,056
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO
________________________________________________________________________________

                              Page 4 of 13 Pages

CUSIP No. 744283102

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Collins Family Partners, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         32,090,056

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         32,090,056

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,090,056*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
________________________________________________________________________________


* Collins Family Partners, L.P. expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by Ripplewood Partners, L.P. and Ripplewood Co-Investment Fund I, L.L.C., except to the extent of its pecuniary interest therein.

                              Page 5 of 13 Pages

CUSIP No. 744283102

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Collins Family Partners, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         32,090,056

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         32,090,056

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,090,056*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________


* Collins Family Partners, Inc. expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by Ripplewood Partners, L.P. and Ripplewood Co-Investment Fund I, L.L.C., except to the extent of its pecuniary interest therein.

                              Page 6 of 13 Pages

CUSIP No. 744283102

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Timothy C. Collins
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         32,090,056

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         32,090,056

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,090,056*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

                              Page 7 of 13 Pages

* Timothy C. Collins expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by Ripplewood Partners, L.P. and Ripplewood Co-Investment Fund I, L.L.C., except to the extent of his pecuniary interest therin.

          The Schedule 13D filed by WMC Holding L.L.C., a Delaware limited liability company ("WMC Holding"), Ripplewood Partners, L.P., a Delaware limited partnership ("Ripplewood Partners"), Ripplewood Co-Investment Fund I, L.L.C., a Delaware limited liability company ("Ripplewood Fund"), Ripplewood Investments L.L.C., a Delaware limited liability company formerly known as Ripplewood Holdings L.L.C. ("Ripplewood Investments"), Collins Family Partners, L.P., a Delaware limited partnership ("Collins Family L.P.") , Collins Family Partners, Inc., a Delaware corporation ("Collins Family Inc."), Timothy C. Collins, a United States citizen ("Collins," and together with WMC Holding, Ripplewood Partners, Ripplewood Fund, Ripplewood Investments, Collins Family L.P. and Collins Family Inc., the "Ripplewood Reporting Parties"), Seaview Holdings, L.L.C., a Delaware limited liability company ("Seaview"), Zakin Multiplex Investment Trust, ("Zakin Trust"), Jonathan N. Zakin, a United States citizen, ("Zakin"), The Michael and Roberta Seedman Revocable Trust, ("Seedman Trust"), and Michael S. Seedman ("Seedman") on February 1, 2002, as amended by Amendment No. 1 dated April 16, 2002 (as amended, the "Prior
Schedule 13D"), is hereby amended and supplemented with respect to the Ripplewood Reporting Parties (excluding WMC Holding which was dissolved on February 21, 2002). Except as amended and supplemented hereby and by any other amendments to the Prior Schedule 13D, the Prior Schedule 13D remains in full force and effect. Capitalized terms used and not otherwise defined herein shall have the same meanings ascribed them in the Prior Schedule 13D.

Item 4.  Purpose of Transaction.

          The information contained in Item 4 of the Prior Schedule 13D is hereby amended and supplemented by incorporating by reference Item 6 herein and by adding the following information.

          On June 16, 2002, Proxim Corporation (the "Company") entered into an Asset Purchase Agreement with Agere Systems Inc. (the "Asset Purchase Agreement"), pursuant to which, among other things, Agere agreed to sell to the Company and the Company agreed to purchase from Agere all of the right title and interest in, to and under certain assets, properties and rights used or held by Agere primarily in the operation or conduct of the ORiNOCO business.

          Also on June 16, 2002, the Company, Warburg Pincus Private Equity VIII, L.P. ("Warburg"), Broadview Capital Partners L.P. and Broadview Capital Partners Qualified Purchasers Fund L.P. (collectively, "Broadview") entered into a Securities Purchase Agreement, which provides for (i) the purchase (the "Share Purchase") by Warburg and Broadview of 1,640,000 Series A Convertible Preferred Shares, par value $.01 per share, of the Company ("Company Preferred Stock"), (ii) the issuance of warrants (the "Equity Warrant Issuance") to Warburg and Broadview to purchase 6,708,335 shares Common Stock, par value $.01 per share, of the Company ("Company Common Stock"), (iii) the issuance by the Company (the "Note Issuance") of Convertible Notes (the "Convertible Notes") in favor of Warburg and Broadview in the aggregate principal amount of $34,000,000 and (iv) the issuance of warrants to purchase 5,563,010 shares of Company Common Stock upon conversion of the Convertible Note pursuant to its terms (the "Debt Warrant Issuance" and together with the Share Purchase, the Equity Warrant Issuance and the Note Issuance, the "Financing").

                              Page 8 of 13 Pages

          Pursuant to the voting agreement dated June 16, 2002, between the Company, Ripplewood Partners and Ripplewood Fund (the "Proxim Voting Agreement"), Ripplewood Partners and Ripplewood Fund have agreed to cause their shares of Proxim Common Stock to be voted in favor of approval of the Financing and the transactions expressly contemplated thereby and against any matter that is inconsistent with the prompt consummation of the Financing and the transactions expressly contemplated thereby.

Item 5.  Interest in Securities of the Issuer

          Item 5 is amended and supplemented in its entirety to read as follows:

          The information set forth in Items 2 and 3 of the Prior Schedule 13D and the information set forth in Item 4 above, is hereby incorporated herein by reference.

          (a), (b) The Ripplewood Reporting Parties believe, and the following disclosure assumes, that there were 119,143,217 shares of Proxim Common Stock outstanding as of June 16, 2002. This belief is based on the Issuer's Definitive Proxy Statement filed May 14, 2002, in which the Company disclosed that as of the close of business on May 3, 2002, 119,143,217 shares of Proxim Common Stock were outstanding.

          As a result of the matters described in Items 2, 3 and 4 of the Prior Schedule 13D, the Ripplewood Reporting Parties may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and each of the Ripplewood Reporting Parties may be deemed to have acquired beneficial ownership of the shares of Proxim Common Stock beneficially owned by the other Ripplewood Reporting Parties. However, each of the Ripplewood Reporting Parties disclaims the existence of such a group and neither this Schedule 13D nor anything contained herein shall be construed as an admission that such Ripplewood Reporting Parties together with Proxim constitutes a "person" or a "group" for any purpose. Each of the Ripplewood Reporting Parties disclaims beneficial ownership of any shares of Proxim Common Stock, except to the extent described below in this Item 5.

          WMC Holding

          As a result of the distribution of shares of Proxim Common Stock by WMC Holding on February 20, 2002, WMC Holding ceased to beneficially own any shares of Proxim Common Stock and thus the filing obligation of WMC Holding under Rule 13-d terminated. WMC Holding was dissolved on February 21, 2002.

          Ripplewood Partners

          As of the date of this amended Schedule 13D, Ripplewood Partners directly holds 30,992,522 shares of Proxim Common Stock. Based upon the foregoing, as of the date of this amended Schedule 13D, Ripplewood Partners may be deemed to beneficially own 30,992,522 shares of Proxim Common Stock, which shares represent approximately 26.0% of the outstanding shares of Proxim Common Stock as of June 16, 2002. Except as provided in the Proxim Voting Agreement, Ripplewood Partners has sole voting and dispositive power with respect to such shares.

                              Page 9 of 13 Pages

          Ripplewood Fund

          As of the date of this amended Schedule 13D, Ripplewood Fund directly holds, and may be deemed to beneficially own, 1,097,534 shares of Proxim Common Stock, which shares represent approximately 0.9% of the outstanding shares of Proxim Common Stock as of June 16, 2002. Except as provided in the Proxim Voting Agreement, Ripplewood Fund has sole voting and dispositive power with respect to such shares.

          Ripplewood Investments

          Ripplewood Investments is the general partner of Ripplewood Partners and the managing member of Ripplewood Fund. Accordingly, Ripplewood Investments may be deemed to be the beneficial owner of the shares of Proxim Common Stock over which either Ripplewood Partners or Ripplewood Fund has voting or dispositive power. As such, as of the date of this amended Schedule 13D, Ripplewood Investments may be deemed to beneficially own 32,090,056 shares of Proxim Common Stock, which shares represent approximately 26.9% of the outstanding shares of Proxim Common Stock as of June 16, 2002.

          Collins Family L.P., Collins Family Inc. and Collins

          Collins Family L.P. is the Class A Member of Ripplewood Investments and has the power to appoint a majority of the directors of Ripplewood Investments. Collins Family Inc. is the general partner of Collins Family L.P. Collins is the President and controlling shareholder of Collins Family Inc. and is the Senior Managing Director and Chief Executive Officer of Ripplewood Investments. Accordingly, each of Collins Family L.P., Collins Family Inc. and Collins may be deemed to be the beneficial owner of the shares of Proxim Common Stock over which Ripplewood Investments has voting or dispositive power. As such, as of the date of this amended Schedule 13D, each of Collins Family L.P., Collins Family Inc. and Collins may be deemed to beneficially own 32,090,056 shares of Proxim Common Stock, which shares represent approximately 26.9% of the outstanding shares of Proxim Common Stock as of June 16, 2002. Each of Collins Family L.P., Collins Family Inc. and Collins disclaims beneficial ownership of such shares of Proxim Common Stock, except to the extent of any pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuers.

          The information contained in Item 6 of the Prior Schedule 13D is hereby amended and supplemented by adding the following information:

          On June 16, 2002, Ripplewood Partners, Ripplewood Fund and Proxim Corporation entered into the Proxim Voting Agreement, pursuant to which Ripplewood Partners and Ripplewood Fund have agreed to cause their shares of Proxim Common Stock to be voted in favor of approval of the Financing (as defined in Exhibit I) and the transactions expressly contemplated thereby and against any matter that is inconsistent with the prompt consummation of the Financing and the transactions expressly contemplated thereby.

          In connection with the Voting Agreement, Ripplewood Partners, Ripplewood Fund and Ripplewood Investments have entered into an indemnification agreement with Proxim

                              Page 10 of 13 Pages

Corporation dated as of June 16, 2002 (the Proxim Indemnification Agreement), pursuant to which Proxim Corporation has agreed to indemnify each of such Reporting Parties and its affiliates against any losses or expenses incurred by them that arises from or relates to or is otherwise in respect of the execution, delivery or performance of the Asset Purchase Agreement or the Proxim Voting Agreement or the consummation or proposed consummation of the Asset Purchase and the transactions related thereto or arising therefrom, but excluding any losses or expenses in respect of any breach by such Reporting Parties of the Proxim Voting Agreement to which they are a party.

          The information set forth in this Item 6 is qualified in its entirety by reference to the Proxim Voting Agreement (Exhibit 1 hereto) and the Proxim Indemnification Agreement (Exhibit 2 hereto), which are incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits.

1 Voting Agreement dated as of June 16, 2002, by and among Proxim Corporation, Ripplewood Partners, L.P. and Ripplewood Co-Investment Fund I, L.L.C.

2 Indemnification Agreement dated as of June 16, 2002, among Proxim Corporation, Ripplewood Partners, L.P., Ripplewood Co-Investment Fund I, L.L.C. and Ripplewood Investments L.L.C.


                              Page 11 of 13 Pages

                                  Signatures

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: June 21, 2002


                                   RIPPLEWOOD PARTNERS, L.P.

                                   By:     Ripplewood Investments L.L.C.,
                                           its general partner

                                           By: /s/ Peter Berger
                                               ------------------------------
                                               Name:  Peter Berger
                                               Title: Chief Financial Officer


                                   RIPPLEWOOD CO-INVESTMENT FUND I, L.L.C.

                                   By:     Ripplewood Investments L.L.C.,
                                           its managing member


                                           By: /s/ Peter Berger
                                               ------------------------------
                                               Name:  Peter Berger
                                               Title: Chief Financial Officer


                                   RIPPLEWOOD INVESTMENTS  L.L.C.

                                   By: /s/ Peter Berger
                                       --------------------------------------
                                       Name:  Peter Berger
                                       Title: Chief Financial Officer


                                   COLLINS FAMILY PARTNERS, L.P.

                                   By: Collins Family Partners, Inc.
                                       its general partner


                                           By: /s/ Timothy C. Collins
                                               ------------------------------
                                               Name:  Timothy C. Collins
                                               Title: President

                              Page 12 of 13 Pages

                                   COLLINS FAMILY PARTNERS, INC.

                                   By: /s/ Timothy C. Collins
                                       --------------------------------------
                                       Name:  Timothy C. Collins
                                       Title: President


                                   /s/ Timothy C. Collins
                                   ------------------------------------------
                                             Timothy C. Collins



                              Page 13 of 13 Pages